

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2012

Via E-mail
Erin Dion
Senior Counsel
Royal Bank of Canada
200 Bay Street, Royal Bank Plaza
Toronto, Ontario, Canada M5J 2J5

>**Re:** **Royal Bank of Canada**
>**Registration Statement on Form F-3**
>**Filed May 21, 2012**
>**File No. 333-181552**

Dear Ms. Dion:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you have outstanding comments related to your Form 40-F for the fiscal year ended October 31, 2011. Please be aware that all comments on your Form 40-F will need to be fully resolved before we can act on a request to acceleration the effectiveness of your Form F-3.

2.   In reviewing your registration statement we considered your explanation for the manner in which you prepared your registration statement. However, we note that the document is overly technical and difficult to read. Large portions of the document are copied verbatim from legal documents without any clear and concise explanation. Prior to submitting your amended filing, please review the entire document in order to make necessary changes so that it is written in a more clear, concise and understandable

manner in accordance with plain English principles. Specific attention should be paid to the following:

- Eliminate or reduce the reliance on defined terms throughout your document. Please draft your disclosure with an effort to make terms clear from the context of the disclosure. Limited use a glossary is appropriate only if its use facilitates an understanding of the disclosure.
- Revise your "Risk Factor" sections to eliminate the cross references to Condition 8," Condition 6.01," "Condition 5, and various other provisions of the Trust Deed. Each risk factor discussion should include sufficient information to understand the nature of the risk and potential consequences without cross referencing documents filed as exhibits.
- Revise the "Terms and Conditions of the Covered Bonds" section beginning to clearly describe the key provisions of the covered bonds, rather than copying the Trust Deed provisions without further explanation.

Please note these examples do not constitute an exhaustive list of sections that should be revised. Please refer to Rule 421 of the Securities Act of 1933.

Documents Incorporated by Reference, page 3

3.   Please identify by date each previously filed Form 6-K incorporated by reference into your registration statement rather than referring to reports on Form 6-K "in which the Bank states that such report is also incorporated by reference into one or more of the Bank's registration statements."

Caution Regarding Forward-Looking Statements, page 4

4.   As the Guarantor LP is not currently subject to the repowering requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, it is not eligible for the "safe harbor provisions" of the United States Private Securities Litigation Reform Act of 1995. Please revise your disclosure to clarify that the safe harbor provisions to not apply to the Guarantor LP.

Global Covered Bond Programme, page 7

5.   Please revise your programme structure overview diagram to indicate who will receive and who will pay the interest (if any) on the covered bonds once they have been issued and sold.

Risk Factors, page 15

6.   It is unclear to us why the discussion under several subheadings would make the offering speculative or risky. Some examples are:

- Excess Proceeds received by the Bond Trustee, page 26
- Certain decisions of holders of the covered bonds taken at the Programme level, page 28
- Covered bonds where denominations involve integral multiples, page 29
- U.S. HIRE Act (FATCA), page 30
- Canadian usury law, page 32
- New York usury law, page 32
- General, page 33
- Interest rate risks, page 34

Please revise both the subheadings and the related discussion, as applicable.

7. We note your statement "An investment in covered bonds linked to one or more reference items may entail significant risks not associated with investments in a conventional debt security, including but not limited to the risks set out below." It is not appropriate to caution investors about risks that are not identified and described. Please revise your registration statement to describe all material risks, including situations in which investors may receive less than the nominal amount of the bond or nothing from the bank at the time of redemption. Additionally, remove language cautioning investors about risks that are not identified and described.

Finite resources available to the Guarantor LP to meet its obligations under the Covered Bond Guarantee, page 15

8. The fourth paragraph of this risk factor, as well as many other of your risk factors, includes a discussion of provisions(s) that mitigate the risk being described. Please revise this risk factor, and others as appropriate, to focus the discussion on the risks related to an investment in the covered bonds. A discussion of the provisions that mitigate these risks is appropriate for the "Description of the Covered Bonds" section of your document. Refer to Item 503(c) of Regulation S-K.

Reliance of the Guarantor LP on Third Parties, page 16

9. We note that this risk factor discusses the reliance of the Guarantor LP on third parties, however, those parties are all affiliates of the Guarantor LP and the Bank. Please revise this risk factor and subheading to discuss any risks associated with reliance on affiliates including any related conflicts, if applicable.

10. Further we note that the fourth paragraph states that the servicer has no obligation to advance payments that borrowers fail to make. Please consider discussing this risk under a separate subheading and provide more discussion about why lack of servicer advances is a risk related to this offering.

Reliance on Swap Providers, page 17

11.   Please revise the risk factor subheading to reference that the Bank is the swap provider and discuss any risks associated with reliance on the Bank, including any related conflicts including any related conflicts, if applicable.

Limited Description of the Covered Bond Portfolio, page 18

12.   We note your statement that "Holders of the covered bonds will receive limited detailed statistics…because it is expected that the constitution of the covered bond portfolio will frequently change…" The information that should be provided to investors regarding the covered bond portfolio at the time of prospectus and on an ongoing basis should be consistent with the requirements of Regulation AB. Please revise your discussion.

13.   We note in the second paragraph of this risk factor discusses the risk that the assets in the covered bond portfolio may change in the future. We also note your statement on page 103 that modification of the representations and warranties will be without investor consent. Please discuss these risks under a separate subheading.

Maintenance of the Covered Bond Portfolio, page 18

14.   This discussion includes multiple risks. For example:

        •   There is no specific recourse available to the Guarantor LP in respect of any failure by the bank to make a capital contribution in any circumstance.
        •   If the asset percentage indicates that additional credit enhancement is required and the bank does not agree to provide additional credit enhancement, the cashflows of the Guarantor LP may not be adequate to enable it to meets its obligations.
        •   The properties comprising the related security for loans in the covered bond portfolio are not subject to periodic valuations.

        Please revise to discuss each risk separately following a caption that identifies the risk and potential consequences.

15.   Please briefly describe a successful Asset Coverage Test result, similar to your description provided in the first paragraph of a successful Amortization Test result.

The Covered Bond Portfolio consists solely of assets located in Canada, page 20

16.   We note that your discussion under this subheading relates to regulatory uncertainty in Canada. However, the subheading implies that there are specific risks related to the assets because they are secured by real property located in Canada. Please revise to describe the risks related to Canadian properties and mortgages that would be significant

Erin Dion
Royal Bank of Canada
June 15, 2012
Page 5

for investors in this offering. For instance, discuss differences in the way loans are originated or in the terms of the loans in Canada versus those commonly originated in the United States.

17.   Additionally, provide disclosure in an appropriate section in the prospectus regarding the terms of Canadian mortgage loans generally and the type that will be included in the covered bond portfolio. Include in your discussion material information about the structure of the loans, such as the terms, whether they are recourse to the borrower, and general duration and amortization periods.

18.   We also note from your disclosure on page S-13 that over 52% of the pool has a remaining term of less than 36 months. Please add a risk factor to discuss the risks associated with replacing assets for over 52% of the cover pool in less than 36 months, including, if applicable, that the securities may have longer maturities than the underlying assets.

19.   We note your disclosure that possible regulatory changes by the Office of the Superintendent of Financial Institutions ("OSFI") could lead to some terms of the Loans being unenforceable. We also note your disclosure on page four of the Second Quarter Shareholders Report that OSFI recently proposed draft guidelines revising residential mortgage underwriting practices. Please tell us and revise to disclose how the proposed guidelines could affect the Covered Asset Portfolio, your lending criteria as described beginning on page 91, and the Eligibility Criteria on page 102. Please include this discussion under a separate risk factor heading.

No representations or warranties to be given by the Guarantor LP…, page 21

20.   We note your statement that "There is no assurance that any Seller would give any representations and warranties in respect of the Loans and their Related Security." However, we also note your disclosure elsewhere that the seller will provide representations and warranties. Please revise or advise.

Risks in relation to some types of loans which may adversely affect the value of the Covered Bond Portfolio or any part thereof, page 24

21.   Please confirm that you will disclose the percentage of the value of covered bond portfolio loans that are subject to cross-default provisions.

Limitations on recourse to the Seller, page 24

22.   We note your statement that the Guarantor LP and the Bond Trustee have not undertaken and will not undertake any investigations, searches or other actions on any loan or its related Security and have relied on and will continue to rely on representations and warranties. However, Annex A to your form of prospectus supplement contemplates a

review of the loans in the portfolio, pursuant to Rule 193 under the Securities Act. Please revise or advise.

23.   We also note your discussion regarding repurchase procedures. It is unclear which parties have the ability to request repurchases and who makes the determination that there is non-compliance and that non-compliance materially and adversely affects the interest in or value of the loan. Please revise. We also note your disclosure on page 105.

Guarantor LP only obligated to pay Guaranteed Amounts, page 25

24.   We note that the Bond Trustee is not obligated to serve a notice to pay on the Guarantor LP. Please revise to discuss why the Bond Trustee may not serve notice to pay and any associated risks with not serving the notice to pay.

25.   We note that if the Bond Trustee does not serve an issuer acceleration notice on the Bank and a notice to pay on the Guarantor, at least 25 percent of the aggregate principal amount outstanding of the covered bonds must request or direct the Trustee to serve these notices. Please expand your risk factor to discuss the potential difficulty of obtaining 25 percent of the aggregate principal amount outstanding to agree given that global covered bonds may only be held by and registered in the name of the depositary or its nominee.

Change in law, page 28

26.   Please describe the potential impact of the proposed legislation on your covered bond programme. Additionally, confirm that you will continually update your disclosures as the proposed legislation is amended.

U.S. HIRE Act (FATCA), page 30

27.   Please revise the discussion to explain how the U.S. HIRE Act impacts investors in your covered bond programme. Please note, the cross reference to the tax consequences discussion is not sufficient.

Risks related to the market generally, page 34

28.   Please expand your disclosure to explain global covered bonds' additional negative effects on liquidity, including institutions that are legally required to own their securities in non-book-entry form and the inability to pledge interests in a global covered bond in situations in which certificates must be delivered to the lender.

Royal Bank of Canada, page 36

29.   Please explain the significance of being a "Schedule I Bank under the Bank Act
        (Canada).

RBC Covered Bond Guarantor Limited Partnership, page 36

30.   We note your disclosure in the second paragraph related to annual reports on Form 10-K.
        Please revise to describe, in detail, what information you will provide in annual reports
        on Form 10-K in lieu of financial statements.

Description of the Covered Bonds, page 41

General, page 41

31.   We note your statement that you may issue covered bonds in amounts that exceed the
        total amount specified on the cover of the prospectus supplement at any time without the
        consent of investors and/or without notifying investors. Please tell us whether you would
        amend your prospectus supplement or file a new prospectus supplement.

Indemnification of Bond Trustee and Bond Trustee contracting with the Bank and/or Guarantor
LP, page 76

32.   We note the Bond Trustee can enter into act as trustee for the holders of other securities
        issued or guaranteed by, or relating to the Bank, the Guarantor, and/or their respective
        subsidiaries and affiliates. It appears that this right could result in a conflict of interest
        for the Bond Trustee. Please either include a risk factor disclosing the potential conflict
        of interest or explain why you believe the Bond Trustee's right to enter into these
        transactions does not create a potential conflict of interest.

33.   We note your disclosure that a global bond may represent multiple series of covered
        bonds with different terms that are issued at different times and that the prospectus
        supplement will not indicate whether a particular issuance is represented by a mater
        global bond. Please explain why you do not plan to include this information in the
        prospectus supplement and disclose how investors will know if their covered bonds are
        represented by a master global bond.

Covered Bond Portfolio, page 90

34.   We note that "Authorized Investments" may be included in the portfolio, and we note
        that the definition of Authorized Investments on page 142 only limits those investments

to those confirmed by a rating agency. Note that if you contemplate including securities in the portfolio, consideration must be given to whether registration of those securities would be required under the Securities Act. Please confirm that you will file a new registration statement if the portfolio includes securities that would require registration due to their inclusion in the covered bond portfolio.

35.   Please revise your second paragraph to note that the monthly investor reports will be filed on EDGAR on Form 10-D and indicate when they will be filed. Also, indicate whether the monthly investor reports will include the same statistical information what you will provide in the prospectus supplement and if not, how it will differ.

The Servicer, page 90

36.   This section appears to describe both the servicing and origination of the underlying loans. If true, please revise to also name the Bank as the originator of the loans and provide all the information required by Item 1110 of Regulation AB.

Royal Bank of Canada Servicing Portfolio, page 91

37.   Please revise to describe what you mean by conventional mortgages and insured mortgages. Please also indicate here or in another appropriate place whether the covered bond portfolio will include conventional or insured mortgages and how much of the pool they will represent.

Royal Bank of Canada Servicing Portfolio, page 91
Lending Criteria, page 91

38.   Please describe how the policies and procedures described here and throughout this section differ in any way from the policies and procedures the Bank follows for loans it originates and services which will not be part of the covered pool. If there are no differences, please clearly state that the loans that will be part of the covered pool will be originated and serviced under the policies and procedures that the Bank currently uses for all similar loans regardless of whether they will become part of the covered pool.

Servicing Procedures with respect to Loans and the Related Security, page 93

39.   We note your disclosure in the fourth full paragraph on page 94. Please revise to provide more detail regarding how the servicer determines that a foreclosure process should be undertaken.

Summary of Principal Documents, page 97

40.   To the extent possible, please include a discussion of the document(s) that will govern the relationship between the Bank and the covered bond purchasers. This should include a separately titled subsection regarding prospectus supplements.

Intercompany Loan Agreement, page 99

41.   We note your disclosure on page 100 that the interest rate on the Intercompany Loan is a Canadian dollar floating rate determined by you from time to time, subject to a maximum of the floating rate under the Interest Rate Swap Agreement less the sum of a minimum spread and amount for certain expenses of the Guarantor LP. Please tell us and revise to disclose how you will determine the floating rate on the Intercompany Loan and whether it is tied to a specific index. Also, please disclose the maximum floating rate under the Interest Rate Swap Agreement.

The Seller, page 101

42.   Please revise to describe what you mean by "Capital Contribution in Kind."

Selection Criteria, Page 102

43.   We note your statement that loans selected for sale to the Guarantor LP are inclusion in the Covered Bond Portfolio are selected on a random basis. Please provide more information about the method used for such random selection as required by Item 1111 of Regulation AB.

Representations and Warranties, page 103

44.   We note the last paragraph on page 105. Please revise to explain what you mean by "New Loan Types." Furthermore, if modification of the representations and warranties in the Mortgage Sale Agreement without investor consent is a significant risk, then please add risk factor discussion.

Servicing Agreement, page 107

45.   Please tell us the reasons why there is a specific requirement that the servicer administer the loans as if they "had not been sold to the Guarantor LP but remained with the Seller."

Interest Rate Swap Agreement, page 119

46.   We note you and Guarantor LP have agreed to swap the amount of interest received by Guarantor LP from Borrowers in exchange for an amount sufficient to pay interest

payment on the Intercompany Loan and in the event of a Covered Bond Guarantee
Activation Event, the amounts payable under the Covered Bond Swap Agreement.
Please describe the terms of the interest rate swap agreement in greater detail including
what is the notional, currency, and disclose here that the Intercompany Loan interest
payments are variable rate payments.

Covered Bond Swap Agreement, page 121

47.   Please revise to explain the "other risks" that the Covered Bond Swap Agreement hedges
        against.

Tax Consequences, page 126

48.   Please revise the disclosure to clarify that the discussion constitutes Morrison &
        Foerster's opinion, as opposed to stating that it is a summary of the tax consequences.

Exhibits

49.   Please file your exhibits in your amended filing as we may have additional comments
        once we have had an opportunity to review them.

50.   Please file the Mortgage Sale Agreement, Interest Rate Swap Agreement, Covered Bond
        Swap Agreement, Security Agreement, Intercompany Loan Agreement, Asset Monitor
        Agreement, Master Definitions and Construction Agreement and Servicing Agreement as
        exhibits to the registration statement. Alternatively, provide the basis for your belief that
        you are not required to file them.

    Prospectus Supplement

    Covered Bond Portfolio, page S-10

51.   We note that there have been no repurchases and replacements of loans in the covered
        bond portfolio. Please also state whether there have been any demands for repurchases or
        replacements. If so, please revise to provide the table required by Item 1104(e) of
        Regulation AB.

52.   We note your disclosure about the bank's lending criteria on page 91 and following in the
        prospectus. Please provide disclosure regarding whether any of the loans in the Covered
        Bond Portfolio do not meet any of the lending criteria for the bank. Provide all
        disclosure required by Item 1111(a)(8) of Regulation AB. As one example, we note that
        prior to April 2008, the threshold for requiring default insurance was 75% and that the
        new threshold of 80% is reflected in the Bank's current mortgage portfolio. Please revise
        to explain how mortgages between 75% and 80% LTV were included in the pool in light
        of your disclosure about the bank's lending criteria.

Overall Pool Statistics, Page S-11

53.   With a view to disclosure, tell us what consideration you gave to also provide pool-level information on other obligor information such as DTI or income.

Cover Pool Bureau Score Distribution, page S-11

54.   Please clarify whether the "Bureau Score" is an internally generated score or whether it is provided by a third party. If it is a third party score, please provide disclosure here or elsewhere describing where investors can find more information about the score methodology.

Cover Pool Rate Type Distribution, page S-12

55.   We note that the rate types are fixed or variable. Please revise here or in an appropriate section to describe the types of variable rate loans. For instance, provide information on the indexes and how often the rate adjusts.

Cover Pool Mortgage Rate Distribution, page S-13

56.   We note that 50% of the mortgage pool has an interest rate of 3.4999 and below and that over 25% of the pool has an interest rate of 3.5000 to 3.9999. Your next table titled "Cover Pool Remaining Term Distribution" shows that 52.40% of the mortgage pool has a remaining term of less than 36 months. Please revise your ranges in both of these tables to provide more meaningful distributions so that investors can better understand the material characteristics of the pool.

Cover Pool LTV, page S-14

57.   We note your two tables that disclose current LTV pool statistics. Please revise to clarify how current LTV was determined (e.g., whether that LTV was determined based on a current reappraisal, etc.).

Overall Pool Performance, page S-15

58.   We could not locate disclosure regarding your methodology for determining delinquencies and losses. Please revise in an appropriate place in the prospectus.

Annex B, Historical Pool Data, Page S-16

59.   We note that your most recent static pool data is presented as of January 31, 2012. Your supplement should provide the most recent data available. Please revise.

60.   Please revise to include information about prepayments as required by Item 1105(b) of Regulation AB or tell us why you believe that information would not be material to an investor.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lindsay McCord at (202) 551-3417 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft of the Office of Structured Finance at (202) 551-3313, Eric Envall at (202) 551-3234, or me at (202) 551-3675 with any other questions.

Erin Dion
Royal Bank of Canada
June 15, 2012
Page 13

                                                    Sincerely,

                                                    Suzanne Hayes
                                                    Assistant Director

cc: Jerry Marlatt
      Morrison & Foerster LLP